SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          First Federal Bankshares Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    32020V100
                                 (CUSIP Number)

                               Jeffrey L. Gendell
       237 Park Avenue, 9th Floor, New York, New York 10017 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                  February 11, 2002
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32020V100                 13D                    Page 2 of 9 Pages


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                362,200
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 362,200
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 362,200
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 32020V100                 13D                    Page 3 of 9 Pages


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 362,200
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 362,200
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 362,200
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 8.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                  OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 32020V100                 13D                    Page 4 of 9 Pages


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                362,200
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                362,200
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                362,200
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 32020V100                 13D                    Page 5 of 9 Pages


Item 1.     Security and Issuer.

Item 1 is hereby amended and restated as follows:

     The Schedule 13D/A, filed on July 25, 2001 (the "Schedule 13D/A") relating to the common stock, par value $0.01 (the "Common Stock") of First Federal Bankshares Inc. (the "Company"), whose principal executive offices are located at 329 Pierce Street, Sioux City, Iowa 51101, is hereby amended by this Amendment No. 2 to the Schedule 13D/A as follows.

Item 2.     Identity and Background.

Item 2 is hereby amended and restated as follows:

     (a)  This statement is filed by:
          (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TFP; and
        (iii) Mr. Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TFP.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP and TM is 237 Park Avenue, 9th Floor, New York, New York 10017. The business address of Mr. Gendell is 237 Park Avenue, 9th Floor, New York, New York 10017.
     (c) The principal business of TFP is serving as a private investment limited partnership. The principal business of TM is serving as General Partner to TFP. Mr. Gendell serves as the Managing Member of TM.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

CUSIP No. 32020V100                 13D                    Page 6 of 9 Pages


Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP is approximately $4,132,283. Neither Mr. Gendell nor TM owns directly any shares of Common Stock.

       The shares of Common Stock purchased by TFP were purchased with working capital and on margin. TFP's margin transactions are with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

         A. Tontine Financial Partners, L.P.

            (a) Aggregate number of shares beneficially owned: 362,200
                        Percentage: 8.5% The percentages used herein and in the rest of Item 5 are calculated based upon the 4,276,298 shares of Common Stock issued and outstanding as of February 11, 2002 as reflected in the Company's Form 10-Q for the period ending December 31, 2001.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 362,200
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 362,200
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
            (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
            (e) Not applicable.

CUSIP No. 32020V100                 13D                    Page 7 of 9 Pages


         B. Tontine Management, L.L.C.

            (a) Aggregate number of shares beneficially owned: 362,200
                        Percentage: 8.5%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 362,200
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 362,200
            (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

      C.  Jeffrey L. Gendell
            (a) Aggregate number of shares beneficially owned: 362,200
                        Percentage: 8.5%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 362,200
                3.  Sole power to dispose or direct the disposition: -0-
                4.  Shared power to dispose or direct the disposition: 362,200
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

CUSIP No. 32020V100                 13D                   Page 8 of 9 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2002

                                    /s/ JEFFREY L. GENDELL
                                    ---------------------
                                    Jeffrey L. Gendell, individually, and as
                                    Managing Member of
                                    Tontine Management, L.L.C., and as
                                    General Partner of
                                    Tontine Financial Partners, L.P.

CUSIP No. 32020V100                 13D                   Page 9 of 9 Pages


                                   Schedule A

                        Tontine Financial Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
02/11/02                         6,100                    $12.28
02/12/02                           800                    $12.23